Aurora Cannabis and McGill University Partner in International Research Project

Project Aims to Study Outcomes of CBD Therapy for Pain Relief

TSX: ACB

MONTREAL, Aug. 16, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) and McGill University today announced the launch of an international collaborative medical research project that will comprehensively examine the therapeutic impact and human health outcomes of cannabidiol (CBD) oil as a therapy for chronic pain and related anxiety and depression.

Following an extensive provincial government review, the study received funding from Quebec's Ministère de l'Économie, de la Science et de l'Innovation ("MESI"), under the program called: Programme de soutien à la recherche, Soutien à des initiatives internationales de recherche et d'innovation (PSR-SIIRI). In addition to Aurora's financial contribution and provision of the CBD oil the research project will jointly be conducted at research institutions in Canada, Italy and France.

The project that will be led by Dr. Gabriella Gobbi, a leading researcher at the Faculty of Medicine of McGill University. Dr. Gobbi and her team will work with a group of international research scientists at the Université Paris Descartes in France, and the Universities of Campania "L.Vanvitelli" and Vita – Salute San Raffaele in Italy. This three year translational collaborative research project will investigate the pain relief properties of CBD oil by exploring its mechanism of action in pain and associated depression and anxiety.

"Based on our extensive experience with more than 60,000 registered Canadian patients, we believe CBD to be one of the most impactful medical compounds to become legally available to people in need of non-addictive therapies to treat pain," stated Terry Booth, CEO. "Our support for and involvement with this project underlines Aurora's leadership in the medical cannabis space, as well as our long-term commitment to a science-based approach to deepen understanding of this amazing substance. This comprehensive study will deliver important data to support a rapidly growing international network of physicians who have started prescribing cannabis, or who are considering doing so. This is especially important considering the growing international momentum in legalizing medical cannabis, with numerous new markets anticipated to come online in the coming years. We are proud to be partnering on this project a with a world-renowned research institution such as McGill University, and are grateful for the support of the Quebec government."

Dr. Gobbi added, "The cannabis plant and its components are yet to be fully understood and more evidence-based studies are needed. While an increasing body of scientific and anecdotal evidence shows that CBD has substantial potential in medical applications without any addictive liability, this project will ultimately elucidate the mechanism and the clinical application of the CBD. CBD oil is increasingly prescribed by physicians around the globe who are looking for clinical and other scientific studies to provide further guidance. We are very pleased to be working with Aurora on this project, underlining the continued leadership in this field and with our international partner universities in France and Italy, who will be contributing their expertise in the field of pharmacology of pain and cannabis science."

About Aurora

Headquartered in Edmonton, Alberta, with funded capacity in excess of 570,000 kg per year and sales and operations in 14 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at ultra-low costs. Intended to be replicable and scalable globally, these production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and ultra-low per gram production costs. Each of Aurora's facilities is built to meet European Union (EU) GMP standards, and both its first production facility and its wholly owned European medical cannabis distributor Pedanios have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes nine companies acquired - CanvasRX, Peloton Pharmaceutical, Pedanios, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen, CanniMed Therapeutics, Anandia Labs and MedReleaf - Aurora is distinguished by its reputation as a partner of choice and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: The Green Organic Dutchman Holdings Ltd. (TSX: TGOD), Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Namaste Technologies Inc. (TSXV: N), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

For more information about Aurora, please visit our investor website investor.auroramj.com.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Terry Booth, CEO
Aurora Cannabis Inc.

SOURCE Aurora Cannabis Inc.

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For further information: MEDIA CONTACTS: Nicole Lascelle, Gestionnaire des Relations, communautaires et communications, Community Relations & Communications Manager, Aurora Cannabis, M: (438) 828-4834, nicole.lascelle@auroramj.com, www.auroramj.com; Heather MacGregor, Director of Communications, Aurora Cannabis, M: (416) 509-5416, heather.macgregor@auroramj.com, www.auroramj.com; Katherine Gombay, Service de relations avec les médias/Media Relations McGill Univerity, M: (514) 398-2189, katherine.gombay@mcgill.ca, www.mcgill.ca; INVESTOR RELATIONS: Marc Lakmaaker, Vice President, Investor Relations, Aurora Cannabis, M: (647) 269-5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Rob Kelly, Director, Investor Relations Aurora Cannabis, M: (647) 331-7228, rob.kelly@auroramj.com, www.auroramj.com

CO: Aurora Cannabis Inc.

CNW 14:23e 16-AUG-18